January 18, 2006

                            Symbol: OTCBB– SCNWF

FOR IMMEDIATE RELEASE

Mr. Jan Rynkiewicz Joins Stream’s Board of Directors

Stream Communications Network and Media Inc. (“Company” or “Stream”) is pleased to announce the addition of Mr. Jan Rynkiewicz to the Company’s Board of Directors.

Mr. Rynkiewicz has extensive business experience and has been instrumental throughout his career in the areas of equity fundraising, mergers, acquisitions and Company leadership with a specific focus on Polish enterprises.  Mr. Rynkiewicz graduated from the Warsaw University of Finance and Insurance with a degree in Finance and Banking.  Since 1990 he has been President and a major shareholder of Castle Holdings Limited Sp. z o.o. (“CHL”) in Warsaw, a private entity which provides consulting services to foreign investment funds in Poland.

From 1991 to 2004 Mr. Rynkiewicz acted as a partner to “Invesco” Central Europe Assets Management, London, UK.  During this partnership Invesco and CHL participated in many investment projects in Poland, such as the privatization, restructuring and growth of the largest beer companies in Poland Okocim & Zywiec. In 2001 Mr. Rynkiewicz was appointed to the Board of Elektrim S.A., one of largest mobile phone and cable telecommunications companies in Poland at that time.

From 1992 to 1999 Mr. Rynkiewicz was President of the Supervisory Board of Zaklady Piwowarskie Zywiec S.A. and was involved in all business development strategies of the Zywiec Group in Poland including cooperation with strategic investors such as Heineken BV.  From 1995 to 1997 Mr. Rynkiewicz was President of the Supervisory Board of Pudliszki S.A.  Under his leadership Pudliszki was privatized and received significant investment capital.  The company experienced fast production growth and significantly increased its market share becoming one of the leading subsidiaries of Heinz (a premier U.S. global food company) in Central Europe.

About Stream

Stream is a broadband cable company and offers Cable TV, high-speed Internet and VoIP services in Poland.  Stream is the 7th largest Cable TV operator in Poland, focusing on the densely populated markets of Southern Poland.

Mike Young, Investor Relations

tel: 604-669-2826 toll free: 1-800-704-9649

e-mail: mike.young@streamcn.com

Safe harbor for Forward-Looking Statements:

Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include general economic and business conditions, the ability to acquire and develop specific projects, the ability to fund operations and changes in consumer and business consumption habits and other factors over which Stream Communications Network and Media Inc. has little or no control.